FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on April 11, 2006

DryShips Inc. Reports Completion of New Credit Facility

ATHENS, Greece, April 11, 2006 - DryShips Inc. (Nasdaq: DRYS), announced today that it has finalized its new credit facility with HSH and Bank of Scotland

Drawdown of the first part of the new credit facility was completed on April 5, 2006 and an amount of $526.5 million was drawn down to repay existing indebtedness and for general corporate purposes.

Furthermore, the Company reports that delivery of m.v. “Hille Oldendorff” a 2005 built, 55,566 deadweight ton, or dwt, handymax drybulk carrier, is scheduled to take place during April. This will expand DryShips fleet to a total of 28 vessels.

About DryShips Inc.

DryShips Inc. owns and operates through its wholly owned subsidiaries a fleet of drybulk carriers that operate worldwide.  As of the date of this announcement, DryShips owns a fleet of 27 drybulk carriers consisting of 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined carrying capacity of approximately 2.3 million deadweight tones. DryShips, which maintains its executive offices in Greece, is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on the NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.  In addition, availability of financing could be affected by failure to complete definitive documentation, and the ability to acquire vessels could be affected by non-performance of a counterparty.  Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Information contained on our website does not constitute a part of this press release.

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  April 11, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer